

Mail Stop 7010

October 31, 2008

Joel S. Kress
Executive Vice President – Business and Legal Affairs
ICON Capital Corp.
100 Fifth Avenue, Fourth Floor
New York, New York 10011

> **Re: ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.**
> **Registration Statement on Form S-1**
> **Filed October 3, 2008**
> **File No. 333-153849**

Dear Mr. Kress:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements – General

1. Please revise the notes to the audited financial statements of the registrant and its general partner to disclose each entity's fiscal year-end.  Please be aware of the potential requirement to provide updated audited or unaudited financial statements based on each entity's fiscal year end.

The Offering, page 5

2. You state that you may increase your offering to a maximum of 600,000 Interests, but you have only registered 400,000 Interests (apart from the DRIP Interests). Please revise your registration statement to cover your entire offering or revise this language to clarify that the offering is limited to 400,000 Interests.

Federal Income Tax Consequences, page 68

Opinion of Counsel, page 68

3. We may have further comments on the legal opinions and other exhibits once they are filed. Please tell us whether counsel will issue a short-form or long-form opinion. Please understand that we will need adequate time to review these materials before effectiveness.

4. Please note that if you intend to supply a short-form opinion, the statement in the second sentence must be revised to confirm that the discussion constitutes counsel's opinion. The current language suggests that counsel is opining on the quality of the statements and conclusions discussed.

5. Please tell us why counsel appears to be giving a "more likely than not" opinion. Clarify whether this qualification applies to the conclusion that you will be classified as a partnership for tax purposes. We may have additional comments upon review of your response.

Distribution Reinvestment Plan, page 105

6. Please clarify that you discuss all material provisions of the Dividend Reinvestment Plan.

Plan of Distribution, page 107

7. If your officers and employees may purchase interests in the offering, please disclose.

Further Information, page 112
Sales Material

8. Please submit all sales material to us prior to its use, whether it is to be used before or after the registration statement is declared effective. The sales literature is required to present a balanced discussion of the risks and rewards of investing in the fund.

Part II Information Not Required in the Prospectus

Undertakings, page II-3

9. Please note that the (a)(5) undertaking states that you will send Form 10-Q information within 45 days but the first paragraph under "Quarterly Reports" on page 106 states 60 days.

Closing

     As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

     We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

     We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

     You may contact Melinda Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3760 with any other questions.

     Sincerely,

     Pamela Long
     Assistant Director

cc: Deborah S. Froling, Esq. (*via facsimile 202/857-6395*)
   Arent Fox LLP
   1050 Connecticut Avenue, N.W.
   Washington, D.C. 20036